Delisting Determination, The Nasdaq Stock Market, LLC, August 20, 2009, Advanced Life Sciences Holdings, Inc.. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of Advanced Life Sciences Holdings, Inc. (the Company), effective at the open of business on August 31, 2009. Based on a review of information provided by the Company,Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Rule 5505(b)(2). (Rule 5505(b)(2) was enumerated as Rule 4310(c)(2)(B)
at the time of the determination.) The Company was notified of the Staffs determination on October 1, 2008. On November 5, 2008, after review of the Companys compliance plan, staff notified the Company that its shares would be delisted unless it requested a hearing. On November 12, 2008, the Company excercised its right to appeal the Exchange Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815(a)(1)(A). Upon review of the information provided by the Company, the Panel determined to grant an extension to the Company until May 4, 2009. On April 22, 2009, the Company requested that the Panel grant it an extension to June 16, 2009. On April 28, 2009, the Panel issued a decision affirming its February 2, 2009 decision. On May 4, 2009, the Company exercised its right to appeal the April 28, 2009 Panel decision to the Nasdaq Listing and Hearing Review Council (the Council) pursuant to Rule 5820(a). Pursuant to the Panel decisions, the Companys securities were suspended from trading at the open of trading on May 5, 2009. On June 24, 2009, the Council affirmed the Panel decision to delist the companys securities.